Exhibit 99.1

News Release
For immediate release
Gildan Activewear Reports Record Financial Results
— Record Sales and Earnings for Fourth Quarter and Full Fiscal Year —
— Growth in Sales Revenues of 22.3% compared to Q4 2009 —
— Adjusted EPS up 37.1% from Q4 2009 —
— Company Provides Outlook for Fiscal 2011 —
— Company Announces Dividend and Share Repurchase Program —
— Company Appoints New Independent Board Member —
Montréal, Thursday, December 2, 2010 — Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the fourth quarter of its 2010 fiscal year as well as for the full fiscal year. The Company also provided its current forecast for revenues, gross margins and selling, general and administrative expenses for fiscal 2011. In a separate press release issued concurrently with its earnings release, Gildan has announced the introduction of a quarterly dividend on its common shares, as well as a normal course issuer bid to repurchase up to 1 million shares.
Fourth Quarter Sales and Earnings
Net earnings for the fourth fiscal quarter ended October 3, 2010 were U.S. $56.8 million or U.S. $0.47 per share, after reflecting a restructuring charge of U.S. $0.01 per share related to the consolidation of U.S. distribution activities announced on December 10, 2009. Before the restructuring charge, adjusted net earnings for the fourth quarter amounted to U.S. $58.3 million or U.S. $0.48 per share, up 37.5% and 37.1% respectively from net earnings of U.S. $42.4 million or U.S. $0.35 per share in the fourth quarter of fiscal 2009. Both net earnings and earnings per share in the fourth quarter of fiscal 2010 were a record for the fourth quarter of a fiscal year.
The growth in net earnings compared to last year was primarily due to strong unit sales growth in the U.S. distributor channel, which was achieved in spite of low activewear finished goods inventory levels throughout the quarter, lower promotional activity in the channel, including the non-recurrence of a special devaluation discount applicable to distributor inventories which was recorded in the fourth quarter of last year, and the proceeds from an insurance claim which partially compensated for the impact of lost sales and additional supply chain costs in fiscal 2010 due to the Haiti earthquake in January 2010.

These positive factors more than offset the unfavourable impact of significantly higher cotton costs compared to the fourth quarter of last year and higher selling, general and administrative expenses. Although selling price increases have been implemented in the U.S. wholesale distributor channel since July, to offset inflation in cotton and other input costs, these price increases were not applied to back-orders already placed at the time of implementing the increases, and therefore only partially offset the impact of the significant cotton cost increases in the quarter.
Net sales in the fourth quarter of fiscal 2010 amounted to U.S. $368.9 million, up 22.3% from U.S. $301.7 million last year. Sales of activewear and underwear amounted to U.S. $307.5 million, up 27.7% from fiscal 2009, and sales of socks were U.S. $61.5 million, up 1.0% from last year. Unit sales volumes for socks increased approximately 9% from the fourth quarter of fiscal 2009.
The growth in sales of activewear and underwear compared to the fourth quarter of fiscal 2009 was primarily due to a 21.3% increase in unit volume shipments as a result of increased market share in the U.S. distributor channel, a 2.7% increase in overall industry shipments from U.S. distributors to U.S. screenprinters, strong growth in international markets, in particular in Europe, and significantly increased shipments of underwear and activewear to mass-market retailers, partially offset by a larger reduction of distributor inventory levels during the fourth quarter compared to the fourth quarter of fiscal 2009.
The table below summarizes the data from the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments of activewear from U.S. wholesale distributors to U.S. screenprinters for the calendar quarter ended September 30, 2010.

	Three months ended		Three months ended
	September 30,		September 30,
	2010 vs. 2009		2010	2009
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	15.1%	2.7%	64.0%	57.1%
T-shirts	15.4%	3.1%	64.5%	57.7%
Fleece	5.1%	(2.1)%	61.1%	56.9%
Sport shirts	22.6%	0.4%	54.1%	44.2%
Market conditions continued to be strong at the end of the fourth quarter. The Company continued to have a substantial open order position at the quarter-end, and industry shipments from U.S. distributors to U.S. screenprinters for the month of October were up by 5.5% from October 2009, according to the S.T.A.R.S. report.
The increase in sales of socks compared to the fourth quarter of fiscal 2009 was due to the approximate 9% increase in unit shipments of socks, which was largely offset by a lower-valued more basic product-mix and lower selling prices for certain sock programs, including the impact of significantly increased participation in back-to-school promotions. Sell-through of socks provided by Gildan from retailers to consumers was strong during the fourth quarter in the men’s and boys’ categories.
Gross margins in the fourth quarter were 27.3%, compared to 25.7% in the fourth quarter of fiscal 2009. The increase in gross margins was due to the non-recurrence of the special distributor inventory devaluation discount a year ago, the proceeds from the

Haiti insurance claim, which reflected the maximum benefit of U.S. $8 million receivable by Gildan under the coverage in its insurance policy, and the impact of a cotton subsidy in the Company’s yarn-spinning joint venture. Higher year-over-year cotton costs negatively impacted gross margins by approximately 380 basis points in the fourth quarter, of which only approximately 150 basis points was recovered in increased selling prices. Gross margins in the fourth quarter of fiscal 2010 were also negatively impacted by start-up inefficiencies in underwear manufacturing and additional costs incurred to mitigate the loss of production due to the Haiti earthquake.
Selling, general and administrative expenses in the fourth quarter were U.S. $42.0 million, or 11.4% of sales, compared to U.S. $34.1 million, or 11.3% of sales in the fourth quarter of fiscal 2009. The increase in selling, general and administrative expenses was primarily due to higher volume-driven distribution expenses, higher performance-driven variable compensation expenses, increased administrative and distribution infrastructure to support the development of the Company’s retail initiatives, and the impact of the higher-valued Canadian dollar on corporate administrative expenses. Selling, general and administrative expenses in the fourth quarter included a charge of U.S. $1.9 million for provisions for doubtful accounts receivable, compared with U.S. $3.0 million in the fourth quarter of last year.
Full Year Sales, Earnings and Cash Flow
Net sales in fiscal 2010 totaled U.S. $1,311.5 million, up 26.3%, from U.S. $1,038.3 million in fiscal 2009 due to a 31.2% increase in unit sales volumes of activewear and underwear, more favourable activewear product-mix and an increase in net selling prices due to reduced promotional activity, partially offset by a 6.7% decrease in sock sales. The unit volume increase in sales of activewear and underwear was mainly attributable to continued market share penetration in all product categories in the U.S. distributor channel and a 2.7% increase in overall industry unit shipments from U.S. distributors to U.S screenprinters, combined with strong growth in international and other screenprint markets and significantly increased shipments of underwear and activewear to retail customers. The decrease in sales of socks for fiscal 2010 was mainly attributable to lower unit sales volumes primarily due to the discontinuance of unprofitable sock programs and the elimination of baby apparel and layette programs, as well as servicing issues resulting from the ramp-up of our new retail distribution centre and the ramp-up of production at the new sock manufacturing facility in Honduras.
Net earnings for fiscal 2010 amounted to U.S. $198.2 million, or U.S. $1.63 per share on a diluted basis, up 108.0% and 106.3%, respectively compared with net earnings of U.S. $95.3 million, or U.S. $0.79 per share on a diluted basis in fiscal 2009. Net earnings included after-tax restructuring and other charges of U.S. $5.4 million in fiscal 2010 and U.S. $4.4 million in fiscal 2009. Excluding the impact of restructuring charges, adjusted net earnings and adjusted diluted EPS for fiscal 2010 totaled U.S. $203.6 million and U.S. $1.67 per share compared with adjusted net earnings of U.S. $99.7 million, or U.S. $0.82 per share, in fiscal 2009. The increase in adjusted net earnings and EPS was due to strong sales growth and significantly higher gross margins, partially offset by higher selling, general and administrative expenses. Gross margins in fiscal 2010 increased to 27.8% from 22.2% in fiscal 2009 due to lower promotional discounting in the U.S. distributor channel, more favourable product-mix and increased manufacturing efficiencies.
The Company generated free cash flow of U.S. $175.9 million in fiscal 2010, after financing capital expenditures of U.S. $127.9 million. Working capital was a source of cash in fiscal 2010 due to a reduction of close to 4 million dozens in activewear finished goods inventories and a significant reduction in days of sales outstanding in accounts receivable. The Company used U.S. $15.9 million to acquire the shares of Shahriyar Fabric Industries Limited, a manufacturer of T-shirts in Bangladesh, in March 2010. The Company ended fiscal 2010 with cash and cash equivalents of U.S. $258.4 million.
Fiscal 2011 Outlook and Capital Expenditure Plans
The Company is currently projecting full year net sales revenues for fiscal 2011 of approximately U.S. $1.6 billion, gross margins of approximately 25%, and selling, general and administrative expenses of approximately 10.5% of sales. The main assumptions used for the Company’s current full year sales and gross margin projections are:
•	No material adverse change occurs in overall economic conditions or industry demand;

•	Gildan expects to operate its textile facilities which produce activewear and underwear at full capacity utilization, to support projected sales demand in both the screenprint and retail channels and rebuild activewear finished goods inventories;

•	The forecast reflects the implementation of previously announced selling price increases which cumulatively total close to 13% in the U.S. distributor channel. The in-year impact of these selling price increases is approximately 10%, as they have not been applied to back orders. Possible further selling price increases in the U.S. distributor channel have not been included in the forecast. Initial selling price increases averaging approximately 5% are being implemented during the year in the retail channel;

•	The Company has made forward commitments for all of the cotton which will be consumed in cost of sales in the first half of the fiscal year and has purchased a significant proportion of its projected requirements for the second half of the fiscal year, resulting in a projected full year cost of cotton of approximately U.S.$1.00 per pound; and

•	Gross margins reflect the benefit of planned cost reduction investments and initiatives and the non-recurrence of certain inefficiencies incurred in fiscal 2010 which is assumed to be partially offset by inflation in other cost inputs and a lower-valued activewear product-mix.
The Company emphasizes that there are still unknowns and uncertainties which may potentially impact its financial outlook for fiscal 2011.
The Company plans to invest in excess of U.S. $150 million in capital expenditures in fiscal 2011, to implement its further capacity expansion plans for production of activewear and underwear in Honduras, the Dominican Republic and Bangladesh and complete the ramp-up of its second sock manufacturing facility in Honduras, as well as to finance its ongoing cost reduction initiatives including the completion of its biomass alternative energy projects in Honduras. In addition, the Company plans to invest in new technology in its U.S. yarn-spinning joint venture. The Company also expects to use cash in fiscal 2011 to finance the planned increase in activewear finished goods inventories and higher carrying costs of inventories due to the higher cost of cotton and other purchased cost inputs.
The Company is currently projecting net sales in excess of U.S. $300 million and gross margins of approximately 25% in the first quarter of fiscal 2011. The projected growth in sales revenues of approximately 40% compared to the first quarter of fiscal 2010 is due primarily to continuing strong industry demand for activewear in the U.S. distributor channel, combined with significantly increased penetration in international and other screenprint markets, as well as in underwear and socks in the retail channel. The strong projected sales growth in activewear is largely due to distributor inventory replenishment in anticipation of supply shortages and selling price increases. The projected reduction in gross margins in the first quarter, compared to gross margins of 29.8% in the first quarter of fiscal 2010, is primarily attributable to higher cotton and other purchased input costs, which will only partially be offset by selling price increases as the Company has not applied selling price increases in the distributor channel to back-orders, and also reflects the impact of projected more unfavourable product-mix compared with the first quarter of fiscal 2010. The strong sales growth in the first quarter is resulting in faster than anticipated consumption of opening finished goods inventories which were produced with lower cost cotton purchased in fiscal 2010. The Company will not derive significant benefits from planned cost reduction initiatives in the first quarter of the fiscal year, when it is largely consuming inventories purchased during fiscal 2010, although these initiatives are still expected to have a positive impact on manufacturing efficiencies in the balance of fiscal 2011.
Board Appointment
Gildan also announced today the appointment of Russell Goodman to its Board of Directors. Mr. Goodman is a senior partner of PricewaterhouseCoopers, where he has served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montreal office, and Canadian Managing Partner of the Transactions Advisory Services group during the past 12 years. Prior to the formation of PricewaterhouseCoopers in 1998, Mr. Goodman served for 21 years with Price Waterhouse, including 11 as a partner. Mr. Goodman has announced his intention to retire from PricewaterhouseCoopers in the summer of 2011. Mr. Goodman is a member of the Board of Directors of another TSX-listed company, where he is also a member of the Audit Committee and serves on a number of advisory and not-for-profit boards. He is the past-president of the Canadian Club of Montreal. Mr. Goodman was educated at McGill University. He is a Fellow of the Order of Chartered Accountants of Quebec, is certified by the Institute of Corporate Directors and is a Certified Fraud Examiner. With the addition of Mr. Goodman, Gildan’s Board of Directors now comprises ten members, of which nine are independent of management.

Disclosure of Outstanding Share Data
As of November 30, 2010, there were 121,357,204 common shares issued and outstanding along with 1,365,464 stock options and 747,714 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of the Treasury RSU grants are dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.
Information for Shareholders
Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM EST. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 96401902, or by live sound webcast on Gildan’s Internet site (“Investor Relations” section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 11:30 AM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 38808559, until December 9, 2010 at midnight, or by sound web cast on Gildan’s Internet site for 30 days.
The Company expects to file its 2010 Management’s Discussion and Analysis and its 2010 audited Consolidated Financial Statements with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission on December 6, 2010.
Profile
Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the screenprint market in the U.S. and Canada. It is also a leading supplier to this market in Europe, and is establishing a growing presence in Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company’s products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. The Company is also a leading supplier of private label and Gildan branded socks primarily sold to mass-market retailers. In addition, Gildan has an objective to become a significant supplier of men’s and boys’ underwear and undecorated activewear products to mass-market retailers in North America.
Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, cost reductions and efficiencies, gross margins, selling, general and administrative expenses, capital expenditures and the impact of non-recurring items. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.
Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:
•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit contractually to minimum quantity purchases;

•	our ability to anticipate changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;

•	the impact of climate, political, social and economic risks in the countries in which we operate;

•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;

•	our significant reliance on computerized information systems for our business operations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•	negative publicity as a result of violation of labour laws or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.
These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
Non-GAAP Financial Measures
This release includes reference to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and cash in excess of total indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

(1) EBITDA
EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges, as well as the non-controlling interest in consolidated joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q4 2010	Q4 2009	YTD 2010	YTD 2009

Net earnings	56.8	42.4	198.2	95.3
Restructuring and other charges	2.8	0.8	8.7	6.2
Depreciation and amortization	17.6	17.0	66.5	65.4
Variation of depreciation included in inventories	0.1	1.8	2.7	(2.4)
Interest, net	0.1	0.2	0.4	1.8
Income taxes	(2.5)	(0.7)	(1.9)	(5.8)
Non-controlling interest of consolidated joint venture	2.7	0.1	3.8	0.1

EBITDA	77.6	61.6	278.4	160.6

Certain minor rounding variances exist between the financial statements and this summary.
(2) Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings and adjusted diluted earnings are calculated as net earnings and earnings per share excluding restructuring and other charges. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q4 2010	Q4 2009	YTD 2010	YTD 2009

Net earnings	56.8	42.4	198.2	95.3
Adjustments for:
Restructuring and other charges	2.8	0.8	8.7	6.2
Income tax recovery on restructuring and other charges	(1.3)	(0.8)	(3.3)	(1.8)

Adjusted net earnings	58.3	42.4	203.6	99.7

Basic EPS*	0.47	0.35	1.64	0.79
Diluted EPS*	0.47	0.35	1.63	0.79
Adjusted diluted EPS*	0.48	0.35	1.67	0.82

*	Quarterly EPS may not add to year-to-date EPS due to rounding
Certain minor rounding variances exist between the financial statements and this summary.

(3) Free cash flow
Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q4 2010	Q4 2009	YTD 2010	YTD 2009

Cash flows from operating activities	90.0	122.1	301.6	169.2
Cash flows used in investing activities	(33.1)	(8.5)	(141.2)	(34.2)
Adjustments for:
Business acquisitions	0.5	1.2	15.8	1.2
Restricted cash reimbursed related to a business acquisition	—	(1.9)	(0.3)	(4.0)

Free cash flow	57.4	112.9	175.9	132.2

Certain minor rounding variances exist between the financial statements and this summary.
(4) Total indebtedness and Cash in excess of total indebtedness
We consider total indebtedness and cash in excess of total indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	Q4 2010	Q4 2009

Current portion of long-term debt	—	(2.8)
Long-term debt	—	(1.6)

Total indebtedness	—	(4.4)

Cash and cash equivalents	258.4	99.7

Cash in excess of total indebtedness	258.4	95.3

Certain minor rounding variances exist between the financial statements and this summary.
CONTACTS:

Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	October 3, 2010	October 4, 2009
	(unaudited)	(audited)

Current assets:
Cash and cash equivalents	$258,442	$99,732
Trade accounts receivable	145,684	159,645
Inventories	332,542	301,867
Prepaid expenses and deposits	9,584	11,604
Other current assets	9,079	7,117

	755,331	579,965

Property, plant and equipment	479,292	402,203
Assets held for sale	3,246	6,544
Intangible assets	61,321	69,092
Goodwill	10,197	6,709
Other assets	11,805	9,985

Total assets	$1,321,192	$1,074,498

Current liabilities:
Accounts payable and accrued liabilities	$186,205	$124,378
Income taxes payable	5,024	11,822
Current portion of long-term debt	—	2,803

	191,229	139,003

Long-term debt	—	1,584
Future income taxes	4,476	15,854
Non-controlling interest in consolidated joint venture	11,058	7,272

Shareholders’ equity:
Share capital	97,036	93,042
Contributed surplus	10,091	6,976

Retained earnings	982,764	784,519
Accumulated other comprehensive income	24,538	26,248

	1,007,302	810,767

	1,114,429	910,785

Total liabilities and shareholders’ equity	$1,321,192	$1,074,498

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Earnings and Comprehensive Income
(in thousands of U.S. dollars, except per share data)

	Three months ended		Twelve months ended
	October 3, 2010	October 4, 2009	October 3, 2010	October 4, 2009
	(unaudited)	(unaudited)	(unaudited)	(audited)

Net sales	$368,935	$301,720	$1,311,463	$1,038,319
Cost of sales	268,268	224,064	947,206	807,986

Gross profit	100,667	77,656	364,257	230,333

Selling, general and administrative expenses	42,045	34,151	154,674	134,785
Restructuring and other charges (note 1)	2,783	778	8,705	6,199

Operating income	55,839	42,727	200,878	89,349

Financial (income) expense, net (note 2)	(1,132)	1,000	751	(304)
Non-controlling interest in consolidated joint venture	2,691	88	3,786	110

Earnings before income taxes	54,280	41,639	196,341	89,543

Income taxes	(2,536)	(746)	(1,904)	(5,786)

Net earnings	56,816	42,385	198,245	95,329

Other comprehensive loss, net of related income taxes	(3,425)	—	(1,710)	—

Comprehensive income	$53,391	$42,385	$196,535	$95,329

Earnings per share:
Basic EPS	$0.47	$0.35	$1.64	$0.79
Diluted EPS	$0.47	$0.35	$1.63	$0.79

Weighted average number of shares outstanding (in thousands):
Basic	121,334	120,959	121,159	120,811
Diluted	122,141	121,668	121,980	121,435
See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	October 3,	October 4,	October 3,	October 4,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from (used in) operating activities:
Net earnings	$56,816	$42,385	$198,245	$95,329
Adjustments for:
Depreciation and amortization (note 3)	17,617	16,990	66,472	65,407
Variation of depreciation included in inventories (note 3)	58	1,828	2,725	(2,437)
Restructuring charges related to assets held for sale and property, plant and equipment (note 1)	1,472	408	4,351	976
(Gain) loss on disposal of property, plant and equipment	(165)	(10)	842	561
Stock-based compensation costs	935	812	4,081	3,007
Future income taxes	(8,366)	(2,063)	(11,427)	(2,434)
Non-controlling interest	2,691	88	3,786	110
Unrealized net (gain) loss on foreign exchange and financial derivatives not designated as cash flow hedges	(973)	2,494	846	(1,012)
Realized (loss) gain on financial derivatives included in other comprehensive loss, net of amounts reclassified to net earnings	(25)	—	684	—

	70,060	62,932	270,605	159,507

Changes in non-cash working capital balances:
Trade accounts receivable	23,673	22,221	16,018	45,608
Inventories	(7,989)	35,860	(32,280)	16,742
Prepaid expenses and deposits	1,012	614	2,020	(1,191)
Other current assets	921	(2,461)	(168)	2,743
Accounts payable and accrued liabilities	(3,310)	3,208	52,127	(22,731)
Income taxes payable	5,586	(282)	(6,771)	(31,499)

	89,953	122,092	301,551	169,179

Cash flows from (used in) financing activities:
Decrease in amounts drawn under revolving long-term credit facility	—	(88,000)	—	(45,000)
Increase in other long-term debt	—	—	43	44
Repayment of other long-term debt	(58)	(535)	(4,430)	(3,661)
Proceeds from the issuance of shares	203	167	1,869	906
Recovery related to repricing of stock options previously exercised	—	—	1,159	—

	145	(88,368)	(1,359)	(47,711)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(33,242)	(10,136)	(126,855)	(43,877)
Purchase of intangible assets	(109)	(165)	(1,026)	(1,061)
Business acquisition	(524)	(1,196)	(15,850)	(1,196)
Restricted cash related to a business acquisition	—	1,922	254	3,958
Proceeds on disposal of assets held for sale	320	661	4,708	6,349
Net decrease (increase) in other assets	423	412	(2,477)	1,629

	(33,132)	(8,502)	(141,246)	(34,198)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	267	32	(236)	105

Net increase in cash and cash equivalents during the period	57,233	25,254	158,710	87,375
Cash and cash equivalents, beginning of period	201,209	74,478	99,732	12,357

Cash and cash equivalents, end of period	$258,442	$99,732	$258,442	$99,732

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc. — Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)
For complete notes to the consolidated financial statements, please refer to the filings with the various securities regulatory authorities which are expected to be available on December 6, 2010.
1. Restructuring and other charges:

	Three months ended		Twelve months ended
	October 3,	October 4,	October 3,	October 4,
	2010	2009	2010	2009

Loss (gain) on disposal of assets held for sale	$470	$34	$37	$(619)
Accelerated depreciation	218	—	2,488	—
Asset impairment loss and write-down of assets held for sale	784	374	1,826	1,595
Employee termination costs and other benefits	71	81	744	2,180
Other exit costs	1,335	366	3,705	3,120
Adjustment for employment contract	(95)	(77)	(95)	(77)

	$2,783	$778	$8,705	$6,199

2. Financial (income) expense, net:

	Three months ended		Twelve months ended
	October 3,	October 4,	October 3,	October 4,
	2010	2009	2010	2009

Interest expense	$137	$209	$436	$1,824
Bank and other financial charges	462	326	1,392	1,039
Foreign exchange (gain) loss	(1,731)	465	(1,077)	(3,167)

	$(1,132)	$1,000	$751	$(304)

Gildan Activewear Inc. — Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)
3. Depreciation and amortization:

	Three months ended		Twelve months ended
	October 3,	October 4,	October 3,	October 4,
	2010	2009	2010	2009

Depreciation and amortization of property, plant and equipment and intangible assets	$17,617	$16,990	$66,472	$65,407
Adjustment for the variation of depreciation of property, plant and equipment and intangible assets included in inventories at the beginning and end of the period	58	1,828	2,725	(2,437)

Depreciation and amortization included in the consolidated statements of earnings and comprehensive income	$17,675	$18,818	$69,197	$62,970

Consists of:
Depreciation of property, plant and equipment	$15,462	$16,604	$60,378	$53,925
Amortization of intangible assets	2,210	2,178	8,797	8,843
Amortization of deferred financing costs and other	3	36	22	202

Depreciation and amortization included in the consolidated statements of earnings and comprehensive income	$17,675	$18,818	$69,197	$62,970

4. Segmented Sales:

	Three months ended		Twelve months ended
	October 3,	October 4,	October 3,	October 4,
	2010	2009	2010	2009

The company has two customers accounting for at least 10% of total net sales:
Company A	17.6%	19.9%	21.0%	18.6%
Company B	16.9%	14.6%	14.3%	15.5%

Net sales were derived from customers located in the following geographic areas:
United States	$328,050	$272,882	$1,154,776	$939,717
Canada	16,128	11,967	54,160	35,134
Europe and other	24,757	16,871	102,527	63,468

	$368,935	$301,720	$1,311,463	$1,038,319

Net sales by major product group:
Activewear and underwear	$307,476	$240,781	$1,084,953	$795,535
Socks	61,459	60,939	226,510	242,784

	$368,935	$301,720	$1,311,463	$1,038,319